SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                             DATED November 6, 2003


                        Commission File Number: 001-14666



                            ISPAT INTERNATIONAL N.V.
             (Exact name of registrant as specified in its Charter)


                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)




     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F    X                Form 40-F      ___
                              -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes        ___                No      X
                                                       -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes        ___               No       X
                                                       -----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes        ___                No       X
                                                       -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A -----

                                      INDEX
                                      -----



Press Release of Ispat International N.V., dated November 6, 2003, regarding financial results of Ispat International N.V. for the third quarter of 2003.

                               [Graphic Omitted]
                            Ispat International N.V.
                            Member of the LNM Group

NEWS RELEASE
For Immediate Release:  Rotterdam, November 6, 2003



                        Ispat International N.V. Reports
                           THIRD QUARTER 2003 results

Ispat International N.V., (NYSE: IST US; AEX: IST NA), today reported a net loss of $10.0 million or negative 8 cents per share for the third quarter of 2003 as compared to net income of $26 million or 21 cents per share for the third quarter of 2002.

Consolidated sales(1) and operating loss for the third quarter were $1.3 billion and $4.0 million, respectively, as compared to $1.3 billion and an operating income of $92 million, respectively, for the third quarter of 2002. Total steel shipments decreased by 8% to 3.6 million tons, as compared to 3.9 million tons shipped in the same period last year.

Two events significantly affected this quarter's operating income. Firstly, the reline of Blast Furnace No 7 at Ispat Inland resulted in additional costs for purchasing slabs to service customer orders during the reline period. Secondly, the strike at Ispat Mexicana in August resulted in 11 days of lost slab production.

Debt at the end of third quarter was $2.3 billion. Capital expenditure for the third quarter of 2003 totaled $79 million. At September 30, 2003 the Company's consolidated cash, cash equivalents and short-term liquid investments totaled $71 million. The Company also has approximately $276 million available to it under various undrawn lines of credit and bank credit arrangements(2).

Ispat International N.V. is one of the world's largest and most global steel producers, with major steelmaking operations in the United States, Canada, Mexico, Trinidad, Germany and France. The Company produces a broad range of flat and long products sold mainly in the North American Free Trade Agreement (NAFTA) participating countries and the European Union (EU) countries. Ispat International is a member of the LNM Group.



This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in the Company's most recent SEC filings.


For further information, visit our web site: http://www.ispat.com, or call:

Ispat International Limited                   Citigate Financial Intelligence
T.N. Ramaswamy                                John McInerney/Shoshana Dubey
Director, Finance                             Investor Relations
+ 44 20 7543 1174                             + 1 201 499 3535/ + 1 201 499 3572

-----------
1 Financial Accounting Standards Board Emerging Issues Task Force ("EITF") reached final consensus on EITF Issue No. 00-10, accordingly, sales include freight and handling costs and fees.
2 Corresponding exercisable/available limits are lower, which are based on the level of inventory/receivable

                   CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP

                                                                                              As at
                                                                                   September         December 31,
                                                                                      30,
In millions of U.S. Dollars                                                          2003                2002
                                                                                  (Unaudited)          (Audited)
ASSETS
Current Assets
   Cash and cash equivalents, including short term investments                             71               77
   Trade accounts receivable - net                                                        493              529
   Inventories                                                                            851              873
   Prepaid expenses and other                                                              86               95
   Deferred tax assets                                                                     40               38
                                                                                -------------     -------------
   Total Current Assets                                                                 1,541            1,612

Property, plant and equipment - net                                                     3,087            3,035
Investments in affiliates and Joint Ventures                                              253              257
Deferred tax assets                                                                       471              438
Intangible pension assets                                                                  85               84
Other assets                                                                               86               86
                                                                                -------------     -------------
Total Assets                                                                            5,523            5,512
                                                                                      ========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Payable to banks and current portion of long-term debt                                 391              262
   Trade accounts payable                                                                 557              607
   Accrued expenses and other current liabilities                                         460              377
   Deferred tax liabilities                                                                31               28
                                                                                -------------    -------------
   Total Current Liabilities                                                            1,439            1,274

Long term debt including affiliates                                                     1,901            2,022
Deferred tax liabilities                                                                   76               69
Deferred employee benefits                                                              1,760            1,881
Other long term obligations                                                               137              138
                                                                                -------------    -------------
Total Liabilities                                                                       5,313            5,384
Shareholders' equity
   Common shares                                                                            7                7
   Additional paid-up capital                                                             476              484
   Retained earnings                                                                      189              141
   Cumulative other comprehensive income                                                 (462)            (504)
                                                                                --------------  ---------------
Total Shareholders' equity                                                                210              128
                                                                                -------------   ---------------
Total Liabilities and Shareholders' Equity                                              5,523            5,512
                                                                                =============   ==============


                        CONSOLIDATED UNAUDITED FINANCIAL
                      & OTHER INFORMATION AS PER U.S. GAAP


                                                                          For the Third Quarter            For the Nine
                                                                                  Ended                    Months Ended
                                                                              September 30,                September 30,

In millions of U.S. Dollars, except share, per share and operational        2003         2002            2003         2002
data

Statement of Income Data
Sales                                                                       $1,294       $1,262           $4,032      $3,564
Costs and expenses:
   Cost of sales (exclusive of depreciation shown separately)                1,215        1,086            3,645       3,209
   Depreciation                                                                 45           45              136         132
   Selling, general and administrative expenses                                 38           39              122         110
                                                                        ----------- -----------     ------------ -----------
                                                                             1,298        1,170            3,903       3,451
Operating income (loss)                                                         (4)          92              129         113
Operating margin                                                             -0.3%         7.3%             3.2%        3.2%
Other income (expense) - net                                                    12            4               32          37
Financing costs:
   Interest (expense)                                                          (42)         (62)            (127)       (164)
   Interest income                                                               4           1                11           3
   Net gain (loss) from foreign exchange                                         5           2                 3          18
                                                                        ----------- -----------     ------------ -----------
                                                                               (33)         (59)            (113)       (143)
Income (loss) before taxes                                                     (25)          37               48           7
Income tax expense (benefit):
   Current                                                                       2            2               11          15
   Deferred                                                                    (17)           9              (20)         (6)
                                                                        ----------- -----------     ------------ -----------
                                                                               (15)          11               (9)           9
Net income (loss) before extraordinary income                                  (10)          26               57          (2)
   Cumulative effect of change in accounting principle                           -           -                (2)          -
                                                                        ----------- -----------     ------------ -----------
Net income (loss)                                                              (10)          26               55          (2)
                                                                        =========== ===========     ============ ===========
Basic and diluted earnings per common share                                  (0.08)        0.21             0.44       (0.02)
Weighted average common shares outstanding (in millions)                       122          123              122         123

Total shipments of steel products, including inter-company shipments
(thousands of tons)                                                          3,582        3,907           11,374      11,293


        CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS AS PER U.S. GAAP


                                                                         For the Third Quarter             For the Nine
                                                                                 Ended                     Months Ended
                                                                             September 30,                 September 30,

In millions of U.S. Dollars                                               2003          2002             2003         2002

Operating activities:
Net income                                                                $(10)           $26             $55         $(2)
Adjustments required to reconcile net income to net cash provided from operations:
   Depreciation                                                             45             45             136         132
   Deferred employee benefit costs                                        (157)             -            (145)        (53)
   Net foreign exchange loss (gain)                                         (4)            (3)             (3)        (18)
   Deferred income tax                                                     (18)             9             (20)         (8)
   Undistributed earnings from joint ventures                               (6)            (9)            (25)         (1)
   Other                                                                     2              2               3          (5)
Changes in operating assets and liabilities, net of effects from purchases of subsidiaries:
   Trade accounts receivable                                                58            (24)             51         (77)
   Inventories                                                              65            (51)             63          20
   Prepaid expenses and other                                                1              5             (30)         33
   Trade accounts payable                                                  (12)            (7)            (76)         18
   Accrued expenses and other liabilities                                   76             14             104          65
--------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Net cash provided (used) by operating activities                            40              7             113         104
--------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Investing activities:
   Purchase of property, plant and equipment                               (79)           (37)           (135)        (69)
   Proceeds from sale of assets and investments                              2              9              19          14
   including affiliates and joint ventures
   Investments in affiliates and joint ventures                              7              4              22           -
   Other                                                                     -              -               -           2
--------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Net cash provided (used) by investing activities                            (70)          (24)            (94)        (53)
--------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Financing activities:
   Proceeds from payable to banks                                         1,087           684           2,758       1,659
   Proceeds from long-term debt including affiliates                         28             1              70         118
   Payments of payable to banks                                          (1,036)         (629)         (2,672)     (1,628)
   Payments of long-term debt                                               (45)          (17)           (176)       (185)
   Purchase of treasury stock                                                 -             -              (9)          -
   Sale of treasury stock                                                     -             1               -           3
---------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Net cash provided (used) by financing activities                             34            40             (29)        (33)
---------------------------------------------------------------------- ------------ ------------- --- ------------ -----------
Net increase (decrease) in cash and cash equivalents                          4            23             (10)         18
Effect of exchange rate changes on cash                                       2             -               4           8
Cash and cash equivalent:
   At the beginning of the period                                            65            88              77          85
   At the end of the period                                                  71           111              71         111

            Analysis of Results of Operations and Financial Condition


This is not Management Discussion and Analysis (MD&A). The MD&A, as an annual document is filed as part of the Company's annual report (Form 20-F) under Item 5 - Operating and Financial Review and Prospects.


The summary consolidated financial and other information, including accounts of Ispat International N.V. ("Ispat International") and its consolidating subsidiaries are prepared in accordance with U.S. GAAP. All material inter-company balances and transactions have been eliminated. Quantitative information on total shipments of steel products includes inter-company shipments.


All references to `Sales' include freight and handling costs and fees as per EITF Issue No. 00-10. EITF 00-10 requires that all shipping and handling fees and costs billed to customers are included in sales and in cost of sales. Accordingly, this accounting treatment does not have any impact on the earnings of Ispat International.


All references to 'Net Sales' exclude freight and handling costs and fees. Management uses "Net Sales" to manage the business which is based on net realizations from sales transactions. Management believes that "Net Sales" reflects a true underlying commercial reality of the sales performance. All analysis presented in this earnings release is prepared using "Net Sales".


The term 'ton' as discussed herein refers to short ton and the term `tonne' used herein refers to metric tonne. All references to iron ore pellets, direct reduced iron ('DRI') and scrap are in tonnes, and all references to steel products are in tons. The term `steel products' as used herein refers to semi-finished and finished steel products and excludes DRI.


All references to 'Ispat International' are to 'Ispat International N.V.'; to 'Ispat Inland' are to Ispat Inland Inc.; to 'Imexsa' or 'Ispat Mexicana' are to Ispat Mexicana, S.A. de C.V.; to 'Ispat Sidbec' are to Ispat Sidbec Inc.; to 'Caribbean Ispat' are to Caribbean Ispat Limited; to 'Ispat Europe Group' are collectively to Ispat Hamburger Stahlwerke GmbH ('IHSW'), Ispat Stahlwerk Ruhrort GmbH ('ISRG'), Ispat Walzdraht Hochfeld GmbH ('IWHG'), Ispat Unimetal S.A., Trefileurope S.A. and SMR SNC.


The Company has made, and may continue to make, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of the forward-looking words or phrases such as 'anticipates', 'intends', 'expects', 'plans', 'believes', 'estimates', or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, and the statements looking forward beyond 2003 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated in the forward-looking statements.

               Third Quarter 2003 Compared with Third Quarter 2002

Results of Operations

Revenue
Sales increased by 3% to $1,294 million in the third quarter of 2003. These Sales numbers are based on application of EITF Issue No. 00-10 (issued by the FASB Emerging Issues Task Force in September 2000 and adopted by the Company in
2002) and include all shipping and handling fees and costs billed to customers. Prior period numbers have been recast to reflect the same. The application of EITF Issue No. 00-10 does not affect earnings, as it only involves inclusion of shipping and handling fees in sales and cost of sales.

Total steel shipments decreased by 8% to 3.6 million tons from 3.9 million tons. However, net sales increased by 3% during the same period from $1,207 million to $1,237 million primarily due to a 3% improvement in average prices.

The following table summarizes the stand-alone numbers of net sales for our principal operating subsidiaries.

-------------------------------- ----------------------------- -----------------------------------------------
Subsidiary                         Net Sales(3)                              Changes in
                                    Q3 2003        Q3 2002       Net Sales      Shipment      Selling Price
                                   $ Million      $ Million          %              %               %
-------------------------------- -------------- -------------- -------------- -------------- -----------------
Ispat Inland                             523            577          (9)            (8)             (2)
Ispat Mexicana                           181            205         (12)           (14)              0
Ispat Sidbec                             130            140          (7)            (3)            (16)*
Caribbean Ispat - Steel                   61             48          27             23               2
Caribbean Ispat - DRI                     35             37          (5)           (18)             12
Ispat Europe Group                       308            287           7            (12)              5*
-------------------------------- -------------- -------------- -------------- -------------- -----------------

* For Ispat Sidbec and Ispat Europe Group change in Net Selling Price is based on C$ and Euro prices respectively.

Net sales at Ispat Inland decreased by $54 million or 9%. This was mainly due to 8% decline in shipments during the third quarter of 2003. Shipments were largely affected by the reline of Blast Furnace No.7 which began in July 2003. In addition, Ispat Inland reduced sales of hot rolled products due to lower selling prices. This adverse impact was partly offset by improved mix through higher sales of cold rolled products.

Ispat Mexicana's net sales were lower by 12% or $24 million mainly due to production losses caused by a general strike from August 1 to 11. Slab production lost as a result of the strike was 155,000 tons.

Net sales at Ispat Sidbec were lower by 7% mainly due to a combination of a 6% decline in average prices in US$ terms and a fall in shipments by 3%. Generally, sales were severely affected by the overall softer market conditions and a 12% appreciation in the Canadian $. Further, wire rod shipments to the US were lower due to anti-dumping

-------------
3 Net sales numbers are standalone numbers for certain operating subsidiaries and include inter-company shipments.

duties and countervailing duties. Ispat Sidbec was partly able to offset the decline in finished product shipments by higher sales of slab and billets.

In the third quarter of 2003, Caribbean Ispat increased net sales by 12% to $96 million largely due to higher shipments of billets. Caribbean Ispat's average prices of billets improved by 15% while billet shipments increased by 148%. Billets sales were helped by strong overseas demand, buoyed by the general tightening of the market for metallics. Wire rod prices and shipments increased by an average of 3%. DRI shipments decreased by 5% and average prices improved by 12%. Decline in shipments of DRI was partly due to timing and shipping issues.

At Ispat Europe, net sales in Euros declined by 6% in spite of a 5% price increase and shipments declined by 12%. Net sales were lower due to seasonally low levels of activity, continued softening in the market for all products and price resistance in the downstream products. However, due to a 14% appreciation of the Euro, the net sales in US$ terms was higher by 7%.

Costs
Cost of sales increased by 12% to $1,215 million even though shipments were lower by 8%. Cost per ton increased by 13% due to increases in the price of metallics, electricity and natural gas.

Ispat Inland's cost of sales increased by 4% and cost per ton increased by 12%. This was primarily due to lower production caused by the reline of Blast Furnace No. 7 and the resultant higher material costs.

Ispat Mexicana's cost of sales reduced by 4% due to lower shipments. However, cost per ton increased by 13% due to a 12% increase in electricity prices, an increase in the cost of natural gas by 7% and lower production due to strike.

Cost of sales of Ispat Sidbec increased by 10%. Cost per ton of Ispat Sidbec increased by 11% due to natural gas price increases of 44% and increase in metallics costs. In addition, a new wage and employee benefit agreement came into effect in February 2003 which also increased costs. Lastly, strengthening of the Canadian $ by around 12% increased the cost per ton is US$ terms.

Caribbean Ispat's cost of goods sold increased by 19%. Cost per ton for DRI increased by 13% due to higher iron ore prices. Cost per ton for steel increased by 5% due to higher energy costs.

Ispat Europe's cost of sales increased by 9% while cost per ton increased by 23% primarily due to a 14% appreciation in the Euro, seasonally lower production and higher prices for scrap, DRI and energy costs.

Gross profit
Gross profit is Net Sales less Cost of Sales (excluding depreciation). Management believes that gross profit provides useful management information as it is a measure of profit margins over the cost of sales.

Gross profit declined to $79 million from $176 million in the third quarter of 2002. Overall price realizations remained flat but a combination of lower shipments, higher costs and reline of the blast furnace at Ispat Inland reduced the overall gross margin to 6.4% compared to third quarter 2002 of 14.5%.

Comparative numbers of gross margin at the principal operating subsidiaries were:


----------------------------------------------------- --------------------------
Subsidiary                                                  Gross Margin
                                                                 (%)
                                                        3Q 2003      3Q 2002
----------------------------------------------------- ------------ -------------
Ispat Inland                                             (0.5)         12.5
Ispat Mexicana                                            9.0          18.4
Ispat Sidbec                                              3.3          17.9
Caribbean Ispat                                          20.2          20.1
Ispat Europe Group                                        6.9           8.7
----------------------------------------------------- ------------ -------------

Operating income / (loss)
The Company had an operating loss of $4 million compared to an operating income of $92 million in the same quarter last year. Decline in gross profits by 55% was largely responsible for the severe impact on operating income.

Comparative numbers of Operating Income and Operating Margin at the principal operating subsidiaries were:

--------------------------------- ------------------------------------ ------------------------------------
Subsidiary                             Operating Income / (Loss)                Operating Margin
                                               $ Million                               (%)
                                        2003               2002              2003              2002
--------------------------------- ------------------ ----------------- ----------------- ------------------
Ispat Inland                            (34)                40              (6.5)               6.9
Ispat Mexicana                            6                 28               3.1               13.5
Ispat Sidbec                             (5)                17              (3.6)              11.9
Caribbean Ispat                          13                 11              13.5               12.3
Ispat Europe Group                        0                  6               0.1                2.1
--------------------------------- ------------------ ----------------- ----------------- ------------------

Financing costs
Interest expense has reduced by 32% compared to third quarter of 2002 mainly due to a reduction in interest rates. In the third quarter of 2002, interest expense included debt restructuring costs of $8 million for Ispat Mexicana which are absent this year.

Income tax
The Company benefited from a deferred tax credit of $17 million compared to a deferred tax charge of $9 million in 2002. The Company's current tax expense remained at third quarter 2002 levels at $2 million.

Other income / (expense)
Ispat Inland recognized gain of $11 million on account of a settlement reached with Ryerson Tull in relation to environmental indemnities.

Net income
There was a net loss of $10 million in the third quarter of 2003 compared to a net income of $26 million in the third quarter of 2002 due to the reasons discussed above.

Liquidity and Capital Resources

During the third quarter working capital improved by $99 million due to lower accounts receivable and lower inventories.

Capital expenditure during the third quarter was $79 million. $53 million of the total capital expenditure in the quarter relates to the reline of Blast Furnace No. 7 at Ispat Inland.

As at September 30, 2003 the Company's cash and cash equivalents were $71 million, (December 31, 2002: $77 million). In addition, the Company's operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities, of $276 million (December 31, 2002: $308 million).

The following table summarizes working capital facilities at the main operating units:

--------------------------------- --------------------- ----------------------- ------------------------
Subsidiary                               Limit               Utilization            Availability(4)
($ Millions)                      Sep 2003   Dec 2002    Sep 2003    Dec 2002    Sep 2003    Dec 2002
--------------------------------- --------- ----------- ----------- ----------- ----------- ------------
Ispat Inland                        370        294         294         234          76          60

Ispat Sidbec                        116        111          55          13          61          98

Caribbean Ispat                      71         57          66          57           6           -

Ispat Europe                         70         66          57          41          13          25

--------------------------------- --------- ----------- ----------- ----------- ----------- ------------

     In addition to the credit facilities listed above, certain of the Company's European subsidiaries were parties to receivable factoring and securitization facilities as per the following details:

--------------------------------- ----------------------- ----------------------- -----------------------
Subsidiary                                Limit                Utilization            Availability(4)
($ Millions)                       Sep 2003    Dec 2002   Sep 2003    Dec 2002     Sep 2003    Dec 2002
--------------------------------- ----------- ----------- ---------- ------------ ----------- -----------
Ispat Europe - Receivables           245         257         134         132         111         125
factoring
--------------------------------- ----------- ----------- ---------- ------------ ----------- -----------

-------------
4 Corresponding exercisable limits are lower, which are based on the level of inventory/receivable.

The Company's total debt - both long and short term, was $2,292 million. The corresponding amount as at December 31, 2002 was $2,284 million. The following table gives details:

------------------------ -------------------- ------------------- --------------------- --------------------
Subsidiary                 Long Term Debt      Payable to Bank     Current portion of       Total Debt
                                (LTD)                                     LTD

($ Millions)             Sep 2003  Dec 2002   Sep 2003  Dec 2002  Sep 2003   Dec 2002   Sep 2003  Dec 2002
------------------------ --------- ---------- --------- --------- --------- ----------- --------- ----------
Ispat Inland             1,136       1,086       10         9         8          7        1,154      1,102
Ispat Mexicana             397         428        -         -        27         15          424        443
Ispat Sidbec               118         236       55        13       119         54          292        303
Caribbean Ispat             89         106       66        57        30         29          185        192
Ispat Europe               128         131       57        41         1          4          186        176
------------------------ --------- ---------- --------- --------- --------- ----------- --------- ----------

Outlook for the Fourth Quarter 2003

The U.S. markets are showing some signs of recovery with flat product prices, particularly hot rolled, firming up in recent weeks. Demand continues to be sluggish but certain specific industry segments such as home appliances and residential construction are strong. Ispat Inland should benefit from these trends, as well as benefits from the reline to its Blast Furnace No. 7 as we ramp up production gradually.

Ispat Europe has announced price increases and expects some increase in shipments. However, continued pressure on input prices may offset such gains.

Slab demand and prices are firming up. Ispat Mexicana's order book for the fourth quarter is full. Caribbean Ispat's shipments are expected to be around the third quarter levels. We expect higher wire rod shipments and lower billet shipments. Ispat Sidbec continues to be adversely affected by the appreciating Canadian $.

Costs of key inputs such as scrap, coking coal and iron ore continue to rise on the back of strong demand. Ocean freight is also rising due to shortage of ships and continuing strong demand in Asia.

Overall we expect results in the fourth quarter to be slightly better than the third quarter.

We may have to book certain non-cash write downs in respect of minimum pension liability due to a change in discount rates used to value pension obligations. Such non-cash charge will not affect net income, but will negatively impact Shareholders' Equity in the Balance Sheet. The final impact will be determined through an actuarial valuation in the fourth quarter.

         First Nine Months of 2003 Compared to First Nine Months of 2002

Results of Operations

Revenue
Sales increased by 13% to $4,032 million in 2003 while total steel shipments increased by 1% to 11.4 million tons. Net Sales also went up during the same period from $3.4 billion to $3.9 billion, an increase of 14%. Increase in net sales was mainly due to a 9% increase in average prices in US$ terms.

The following table gives a summary of key sales numbers:

-------------------------------------------------------------------------------------------------------------
Subsidiary                                Net Sales(5)                   Changes in
                                       2003        2002      Net Sales     Shipments      Net Sales Price
                                      $ Million   $ Million      %             %                 %
-------------------------------------------------------------------------------------------------------------
Ispat Inland                            1,602       1,657         (3)           (8)                6
Ispat Mexicana                            617         459         35            22                14
Ispat Sidbec                              411         392          5             1               (13)*
Caribbean Ispat - Steel                   175         128         36            22                12
Caribbean Ispat - DRI                     105         108         (2)          (12)               11
Ispat Europe Group                        989         826         20            (7)                5*
-------------------------------------------------------------------------------------------------------------

-------------
* For Ispat Sidbec and Ispat Europe Group change in Net Selling Price is based on C$ and Euro prices respectively.

Costs
Cost of sales increased by 14% in 2003. The increase is largely due to higher price of scrap, electricity, iron ore and natural gas. Selling general and administrative expenses increased by 11% mainly due to the translation impact arising from the weaker US$. In local currency, selling general and administrative expenses have remained at 2002 levels.

Gross profit
Gross Profit (Sales less Cost of Sales, exclusive of depreciation) increased by 9% to $387 million due to increase in selling prices. Ispat Mexicana and Caribbean Ispat were the largest contributors of this increase due to price increases of over 12%.

The Gross Margin (Gross Profit as a percentage of Net Sales) declined from 10.4% to 10.0%, mainly due to a significant decline at Ispat Inland and Ispat Sidbec.


-------------
5 Net Sales numbers are standalone numbers for certain operating subsidiaries and include inter-company shipments.

The comparative numbers of Gross Margin at the Company's operating subsidiaries were as follows:

------------------------------------------ -----------------------------------
Subsidiary                                            Gross Margin
                                                          (%)
                                                2003              2002
------------------------------------------ ---------------- ------------------
Ispat Inland                                     5.6               8.8
Ispat Mexicana                                  14.9              13.2
Ispat Sidbec                                     5.5              12.7
Caribbean Ispat                                 20.8              13.3
Ispat Europe Group                               9.6               9.9
------------------------------------------ ---------------- ------------------

Operating income
Operating income rose by 14% during the first nine months of 2003 primarily due to improved gross profits in the first half of 2003. The Operating Margin (Operating Income as a percentage of Net Sales) stayed at 2002 levels.

Comparative numbers of Operating Income and Operating Margin at the Company's operating subsidiaries were as follows:

--------------------------- ------------------------------------ ------------------------------------
Subsidiary                       Operating Income / (Loss)                Operating Margin
                                         $ Million                               (%)
                                  2003               2002              2003              2002
--------------------------- ------------------ ----------------- ----------------- ------------------
Ispat Inland                       (4)                49                0.2               2.9
Ispat Mexicana                     62                 34               10.0               7.4
Ispat Sidbec                       (4)                26               (0.9)              6.5
Caribbean Ispat                    40                 12               14.1               5.1
Ispat Europe Group                 26                 23                2.7               2.8
--------------------------- ------------------ ----------------- ----------------- ------------------

Other income / (expense)
During the first quarter of 2003, the Company purchased $22 million ($21 million in first quarter of 2002) of its own bonds at discounts from face value. As a result of these purchases, the Company recognized a gain of $13 million ($19 million net of tax in first half of 2002) in other income. In accordance with adoption of Statement of Financial Accounting Standard 145: Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145") by the Company as of January 1, 2003, gain or loss on extinguishments of debt that was previously classified as an extraordinary item in prior periods was reclassified and included within "other (income) expense, net" on the Company's income statement.

Ispat Inland recognized a gain of $11 million on account of a settlement reached with Ryerson Tull in relation to environmental indemnities.

Effect of change in accounting principle
The Company adopted the provisions of Statement of Financial Accounting Standards 143: Accounting for asset retirement obligations ("SFAS 143") from January 1, 2003. Based on analysis the Company has performed, it has been determined that the only asset for which an asset retirement obligation must be recorded is the Company's Minorca Mine, a subsidiary of Ispat Inland. The impact of adopting SFAS 143 on January 1, 2003 is an increase in assets and liabilities of $4 million and $6 million, respectively. A post-tax charge of $2 million is reflected on the Consolidated Statement of Income as a Cumulative Effect of change in Accounting Principle.

Financing Costs
Net interest expense (interest expenses less interest income) was 23% lower at $127 million. Interest expense reduced due to lower average borrowings and lower interest rates which reduced borrowing costs. Further, in 2002, interest expenses include $12 million for debt restructuring expenses for Ispat Mexicana which are absent in 2003.

Income Tax
The Company recorded a current tax expense of $11 million ($16 million in 2002) in 2003 primarily due to inclusion of certain tax payments at Ispat Mexicana arising as a result of the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime. There was deferred tax benefit of $20 million in the first nine months of 2003 (benefit of $17 million in the first nine months of 2002).

Net Income
The Company made a net income of $55 million in the first nine months of 2003 compared to a Net Loss of $2 million in the first nine months of 2002 due to the reasons discussed above.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   November 6, 2003
                                             ISPAT INTERNATIONAL N.V.


                                             By /s/   Bhikam C. Agarwal
                                               ---------------------------------
                                                      Bhikam C. Agarwal
                                                      Chief Financial Officer